EXHIBIT 99.1

Anfield Energy Completes First Underground Blast in Nearly 40 Years at Velvet-Wood Mine

VANCOUVER, British Columbia, Aug. 27, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (“Anfield” or the “Company”) (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) is pleased to announce the completion of the first underground blast at its Velvet-Wood uranium and vanadium project in San Juan County, Utah (“Velvet-Wood”), following receipt of a blast permit from the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives (“ATF”) in June 2026. This is the first underground blast conducted at the project in nearly 40 years and represents another key milestone in the ongoing underground rehabilitation and development program.

Anfield has now rehabilitated the first 700 feet of the decline. Rehabilitation work completed to date includes the installation of rock bolts and wire mesh for improved ground support, road building, mucking (removal of waste rock from the decline), surveying, and the installation of mine ventilation and utilities. This includes a primary surface ventilation fan and attendant ducting, an air compressor, air line, water line, electrical power and communication infrastructure.

In parallel, construction of the water treatment plant and installation of the dewatering pump is nearly complete. The Company expects to begin testing and sampling of the plant within the coming weeks. After construction is complete, Anfield will undertake a 60-day testing and reporting period to confirm the system’s effectiveness before advancing to the dewatering of the historic workings. The Company expects the remaining portion of the decline to dewater within three weeks of active dewatering, with approximately two to three months required to dewater the existing underground workings.

This work supports Anfield’s hub-and-spoke uranium and vanadium strategy, centered on the fully permitted Shootaring Canyon Mill in Utah. Velvet-Wood last produced in 1984.

Anfield also recently hosted a site visit attended by representatives of San Juan County, the Utah State Senate, the Governor’s Office of Economic Development, the Utah Division of Oil, Gas and Mining, and the Utah Office of Energy Development. The visit underscores continued strong support within the State of Utah for projects such as Anfield’s Shootaring Canyon Mill and Velvet-Wood Mine.

This progress at Velvet-Wood continues against the backdrop of the Trump Administration’s sustained focus on strengthening America’s domestic nuclear fuel supply chain and critical minerals production. Utah’s recent selection as one of five state contenders for Department of Energy nuclear lifecycle campuses further underscores the state’s strategic importance in advancing responsible U.S. uranium and vanadium development.

Corey Dias, CEO of Anfield, commented: “Completing the first underground blast at Velvet-Wood since the mid-1980s, following the receipt of our ATF blast permit in June, is a concrete step in rehabilitating the decline and moving the project toward dewatering of the historic workings. The water treatment plant and dewatering pump are nearly complete, which gives us a defined path to the next phase of underground development. Continued engagement from Utah state and local officials underscores support for responsible development of domestic uranium and vanadium resources. We remain focused on advancing Velvet-Wood as a key component of our hub-and-spoke strategy centered on the Shootaring Canyon Mill.”

About Anfield

Anfield Energy is a uranium and vanadium development and near-term production company committed to becoming a significant supplier of energy-related fuels through sustainable, efficient growth of its U.S.-based assets. The Company’s flagship asset is the Shootaring Canyon Mill in Utah, one of only three licensed, permitted, and constructed conventional uranium mills in the country. Anfield’s portfolio includes the advanced Velvet-Wood project (Utah) and other conventional uranium-vanadium assets in Utah, Colorado, Arizona, and New Mexico. All of Anfield’s assets are located in the United States, positioning the Company to help meet America’s growing nuclear fuel needs. The U.S. consumes nearly 50 million pounds of uranium annually yet produces only a small fraction domestically.

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Contact:
Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identiﬁed by the use of terminology such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” (including negative variations). Forward-looking statements in this release include, but are not limited to, statements regarding the completion of construction of the Velvet-Wood water treatment plant; the commencement of sample collection and testing at the plant; and statements regarding ongoing rehabilitation work at Velvet-Wood. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the anticipated timing for completion of construction of the Velvet-Wood water treatment plant and associated sampling and testing. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to diﬀer materially from those implied by such forward-looking statements. Factors that could cause actual results to diﬀer materially from these forward-looking statements include, among other things: the risks and uncertainties relating to exploration and development; the availability of third-party contractors retained by the Company in connection with rehabilitation and construction; the need to comply with environmental and governmental regulations in Canada and the United States; ﬂuctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the Base Shelf Prospectuses and the Prospectus Supplements (including the documents incorporated by reference therein), as well as the management discussion and analysis and other disclosures of risk factors for the Company, ﬁled on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.